UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 959,167
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 959,167
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 10,172,712 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2006.

CUSIP No. 129915203	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 959,167
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 959,167
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 967,855
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 967,855
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 5 of 10 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 26, 2006 and amended on May 9, 2006 and June 26, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc., a Delaware corporation (the “Issuer”). The Amendment is being filed to reflect a change in the discretionary authority of the Reporting Persons. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 129915203	13D/A	Page 6 of 10 pages

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Targeted Securities Fund LP, a Delaware limited partnership; Panther Partners LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds and Mr. MacLean. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $10,178,343.45. Each of the Funds and Mr. MacLean used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Targeted Securities Fund LP, Panther Partners LLC, GPC LXV, LLC and Mr. MacLean owned directly 290,819; 1,158; 50,363; 48,840; 73,864; 370,944; 25,900; 97,279 and 8,688 Shares, respectively, representing approximately 2.9%; 0.01%; 0.5%; 0.5%; 0.7%; 3.7%; 0.3%; 1.0% and 0.1% respectively, of the 10,172,712 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 959,167 Shares, constituting 9.4% of the 10,172,712 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 959,167 Shares, constituting 9.4% of the 10,172,712 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors with respect to Shares held by the Funds and individually with respect to Shares held by him directly, may be deemed to be the beneficial owner of 967,855 Shares, constituting 9.5% of the 10,172,712 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and is incorporated herein by reference.

(d) Not applicable.

CUSIP No. 129915203	13D/A	Page 7 of 10 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.***

Exhibit C	Press Release, dated June 26, 2006.***

Exhibit D	Schedule of Transactions.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.
***	Filed with the Schedule 13D/A on June 26, 2006.

CUSIP No. 129915203	13D/A	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 129915203	13D/A	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.***

Exhibit C	Press Release, dated June 26, 2006.***

Exhibit D	Schedule of Transactions.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.
***	Filed with the Schedule 13D/A on June 26, 2006.

CUSIP No. 129915203	13D/A	Page 10 of 10 pages

Exhibit D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/28/2006	530.00	30.26
08/31/2006	4,639.00	30.71
08/31/2006	1,557.00	30.71
09/01/2006	195.00	30.61
09/08/2006	200.00	29.69
09/13/2006	570.00	31.10
10/11/2006	900.00	17.83
10/12/2006	1,444.00	18.39
10/13/2006	2,376.00	18.47
10/16/2006	125,408.00	18.69

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/06/2006	1,000.00	30.01

Mercury Real Estate Securities Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/16/2006	23,624.00	18.69

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/29/2006	100.00	20.06

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/31/2006	529.00	30.71
10/02/2006	686.00	20.21
10/06/2006	674.00	18.51
10/09/2006	546.00	18.25
10/10/2006	763.00	18.46
10/11/2006	1,636.00	18.12
10/11/2006	1,100.00	17.83
10/12/2006	839.00	18.39

	Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/28/2006	270.00	30.26
10/02/2006	314.00	20.21
10/06/2006	826.00	18.51
10/09/2006	454.00	18.25
10/10/2006	637.00	18.46
10/11/2006	1,364.00	18.12
10/11/2006	900.00	17.83
10/12/2006	717.00	18.39
10/13/2006	1,624.00	18.47